THE PENN INSURANCE AND ANNUITY COMPANY’S

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

FOR

FLEXIBLE PREMIUM VARIABLE

LIFE INSURANCE POLICIES

ISSUED BY

PIA VARIABLE LIFE ACCOUNT I

OF

THE PENN INSURANCE AND ANNUITY COMPANY

I.     INTRODUCTION

This memorandum describes, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”), certain administrative procedures that are followed by The Penn Insurance and Annuity Company (“PIA”) in connection with the issuance of flexible premium variable life insurance policies (“Policy” or “Policies”) offered in connection with PIA Variable Life Account I (“Separate Account”), a separate investment account of PIA. This memorandum describes the transfer of assets held thereunder, the redemption by policy owners of their interests in the Policies, and the payment of a death benefit upon death of the named insured (the “Insured”). Additional information regarding the issuance of Policies, increases or additions of insurance benefits, transfers and redemptions, and premium rate structure and premium processing, is set forth in the Prospectuses included in the Registration Statement.

1.    Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(i)).

2.    Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under — Rule 6e-3(T).” Therefore a separate account that registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii).

3.    Assets held in the Separate Account consist entirely of interest in shares of various series (each a “Portfolio,” together the “Portfolios”) of the Vanguard Variable Insurance Fund.

Equity Index Portfolio, Total Stock Market Index Portfolio, Global Bond Index Portfolio, Mid Cap Index Portfolio, Moderate Allocation Portfolio, Total Bond Market Index Portfolio, Total International Stock Market Index Portfolio, Conservative Allocation Portfolio, as well as any interest in shares of any other fund PIA may make available from time to time, (collectively, the “Funds”).

4.    Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract.” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

            The defined terms used herein are the same as the defined terms in the Policy or Policies or prospectuses, unless otherwise defined herein.

II.	PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES

AND ACCEPTANCE OF PREMIUMS

A.     Premium Payments

1.    The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. Amounts a policy owner pays to PIA under a Policy are called premiums or premium payments. The amount required as a first premium depends on a number of factors, such as age, sex, rate classification, the amount of insurance specified in the application, and any supplemental riders. The insured will have a schedule of planned premium payments; however, premiums may be paid at any time and in any amount, within certain limits as described in the prospectus. A premium may not be less than the minimum shown in the policy (generally at least $25). PIA may require satisfactory evidence of insurability before accepting any premium which increases our net amount at risk (the difference between the death benefit and the policy value). Premiums are allocated among the subaccounts of the Separate Account, each of which invests exclusively in a specified Portfolio or Fund (“Variable Investment Options”) and the available Short-Term Fixed Account, the Traditional Fixed Account, the Policy Loan Account, and the Fixed Dollar Cost Averaging Account (“Fixed Account Options”) according to a policy owner’s instructions. The policy value in the Variable Investment Options will vary up or down with the investment performance of the corresponding underlying mutual fund portfolios. Amounts in the Fixed Account Options are guaranteed and will earn interest declared from time to time by PIA.

2.    The initial net premium, and any additional premium paid before the Policy is issued, will be allocated based on the initial premium allocation specified on the Policy Specifications Page (Policy page containing a policy owner’s individual specifications). On the Allocation Date (the later of the Policy Date or the date PIA receives the first premium at the Home Office) listed on the Policy Specifications Page, the assets will be allocated to the Variable Investment Options of the Separate Account, to the Short-Term Fixed Account, to the Traditional Fixed Account or to the Fixed Dollar Cost Averaging Account as directed by the policy owner in the application for the Policy. Subsequent or future net premiums generally will be allocated as directed by the policy owner. The policy owner may change the allocation of future premium payments at any time. The minimum amount that can be allocated to an investment (if anything is allocated) is $25.

3.    When a payment is allocated to a Variable Investment Option, or transferred from one of the Fixed Account Options to a Variable Investment Option, or from one Variable Investment Option to another, accumulation units of the receiving investment option are credited to the Policy in accordance with PIA’s standard procedures, generally based on the net asset value next computed after receipt in good order. The number of accumulation units credited is determined by dividing the amount allocated or transferred by the value of an accumulation unit of the investment option for the current valuation period. A valuation period is the period from one valuation of investment option assets to the next.

4.    PIA, organized in Delaware, is a stock life insurance company. The Policies will not participate in the divisible surplus and accordingly have been designated as non-participating. No dividends will be payable.

B.   Procedures for Placing a Policy in Effect

1.    When an insured applies for a Policy and upon receipt of a completed application, PIA will follow certain insurance underwriting (risk evaluation) procedures to determine whether the insured satisfies PIA’s underwriting and insurability requirements. This process may involve such verification procedures as medical examinations and may require that further information be provided about an insured before a determination can be made. The underwriting process determines the rate class to which the insured is assigned. A Policy generally is not issued until the initial underwriting procedure has been completed. The issue date, the date the Policy is issued, occurs when the application has been accepted, and the minimum initial premium has been received. The issue date is used to measure contestability periods.

2.     PIA reserves the right to reject an application for any reason permitted by law. If an application is declined or cancelled by PIA for any reason prior to the Policy in force date, the full amount paid with the application will be refunded without interest, unless otherwise required by law or unless PIA, in its sole discretion, pays interest to payers by company practice.

3.    Insurance coverage under the Policy is effective on the policy date after we accept the application, receive the initial premium payment, and all underwriting and administrative requirements have been met.

C.    Right to Return Policy

A policy owner may cancel a Policy by returning it within 10 days after it is received. If the Policy is a replacement policy it may be canceled by returning it within 30 days after it is received by the policy owner. In either situation, it must be returned to PIA or to the agent through whom it was purchased. The Policy will then be considered void as of its inception. The policy value, premium charge and the monthly deductions will be refunded.

III.     TRANSFER PROCEDURES

A.    Dollar-Cost Averaging and Portfolio Rebalancing

1.    A policy owner may elect, for no additional charge, to allocate all or a portion of a premium payment to the Fixed Dollar Cost Averaging Account (the “Fixed DCA Account”), where it is automatically re-allocated each month to one or more of the Variable Investment Options and to the Traditional Fixed Account. The minimum amount that can be allocated to the Fixed DCA Account is $600 and the amount transferred each month must be at least $25. Amounts may be allocated to the Fixed DCA Account at any time. The amount a policy owner allocates to the Fixed DCA Account will earn interest for a twelve-month period at a rate PIA declares monthly. A policy owner is permitted to take loans on or withdraw money from the amount available in the account. The Fixed DCA Account operates on a twelve-month cycle beginning on the monthly anniversary of each month following the allocation of a premium payment to the account. Thereafter, on the monthly anniversary of each month during the twelve-month cycle (or the next following business day if the monthly anniversary is not a business day), an amount is transferred from the account to the investment options that you have selected. The Fixed DCA Account terminates when the Policy lapses or is surrendered, on the death of the insured, at the end of the twelve-month cycle or at the policy owner’s request. Upon termination of the Fixed DCA Account, all amounts in the account are allocated to other investment options based upon policy owner’s instructions.

2.    A policy owner may also arrange to automatically reallocate the policy value among Variable Investment Options in accordance with the proportions originally specified. Over time, variations in investment results will change the allocation percentage. On a quarterly basis, the rebalancing program will periodically transfer a policy owner’s policy value among the Variable investment options to reestablish the percentages they had chosen. Rebalancing can result in transferring amounts from a Variable Investment Option with relatively higher investment performance to one with relatively lower investment performance. The minimum policy value to start the program is $1,000. If a policy owner also has the dollar cost averaging program in effect, the portion of the policy value in the dollar cost averaging accounts will not be included in the rebalancing program. A policy owner may elect to participate in the program when they apply for a Policy or, after they have owned the Policy, by completing an election form or by calling PIA. A policy owner may discontinue the program at any time. All of the Fixed Account Options are ineligible for the asset rebalancing program.

B.    Transfers

Subject to, and in accordance with, the provisions of a Policy, a policy owner may transfer policy value from one Variable Investment Option to another and to and from the Short-Term Fixed Account and Traditional Fixed Account. As described in the prospectus, there may be limits on maximum and minimum amounts that may be transferred among the Variable Investment Options and Fixed Account Options. PIA may impose a transfer fee after the first 12 transfers per policy year. The charge is deducted from the amount transferred. Transfers made under dollar cost averaging or asset rebalancing are not subject to a transfer fee and will not be considered in the 12 transfers per policy year allowance. A policy owner’s right to make transfers under the Policy is subject to modification if PIA determines in its sole discretion that the exercise of that right will disadvantage or potentially hurt the rights or interests of other policy owners. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which PIA considers to be to the actual or potential disadvantage of other policy owners.

C.     Excessive Trading

1.    Frequent transfers (exchanges) among Subaccounts (the Variable Investment Options) and market timing by policy owners can reduce the long–term returns of the underlying Portfolios. The reduced returns could adversely affect the policy owners, annuitants, insureds or beneficiaries of any variable annuity or variable life insurance policy issued by any insurance company with respect to values allocated to the underlying Portfolio. Frequent exchanges may reduce the Portfolio’s performance by increasing costs paid by the Portfolio (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the Portfolio’s net asset value.

The Portfolios available through the Variable Investment Options (the subaccounts of the Separate Account) generally cannot detect individual policy owner exchange activity because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual policies. Accordingly, the Portfolios are dependent in large part on the rights, ability and willingness of the participating insurance companies to detect and deter short-term trading by policy owners. We have entered into an agreement with the Portfolios that requires us to provide the Portfolios with certain policy owner transaction information to enable the Funds to review the individual policy owner transaction activity involving the

2.    PIA has adopted and implemented policies and procedures which are designed to discourage frequent trading. PIA monitors on an ongoing basis the operation of these policies and procedures and may, at any time without notice to policy owners, revise them in any manner not inconsistent with the terms of the Policy. If requested by the investment adviser and/or sub-adviser of a Portfolio, PIA will consider additional steps to discourage frequent trading.

IV.     REDEMPTION PROCEDURES

A.    Surrenders and Partial Withdrawals

1.    A policy owner may surrender their Policy in full at any time. If a policy owner does surrender their Policy, PIA will pay the net cash surrender value, which equals the policy value, less any policy loan outstanding and less any surrender charge that would be imposed. A policy owner may surrender the Policy at any time for its net cash surrender value by submitting a written request in proper form to PIA. Surrender charges will apply during the first 15 policy years (the surrender charge period). There are limitations on a policy owner’s ability to access the policy value through surrenders and partial withdrawals, including surrender charges, partial withdrawal fees, possible tax consequences, adverse impacts on Policy benefits, increased risk of Policy lapse, and administrative requirements. If the policy’s net cash surrender value is reduced to a point where it cannot meet the monthly deductions, then the Policy may lapse and terminate.

2.    A policy owner may make a partial withdrawal of a portion of the net cash surrender value. Partial withdrawals reduce the policy value and net cash surrender value by the amount of the partial withdrawal. Partial withdrawals may increase the risk that the Policy will lapse, and may be subject to tax consequences, including a tax penalty if withdrawn before age 59 1⁄2. Partial withdrawals will be deducted from the Variable Investment Options, the Short-Term Fixed Account and the Traditional Fixed Account in accordance at the policy owner’s directions. In the absence of such direction, the partial withdrawal will be deducted from the Variable Investment Options, the Short-Term Fixed Account and the Traditional Fixed Account on a pro-rata basis.

A partial withdrawal may be made under certain conditions specified in the prospectus. Partial withdrawals are subject to a number of conditions, including that no more than twelve partial withdrawals may be made in a policy year; each partial withdrawal must be at least $250; a partial withdrawal may not be made from an account if the amount remaining in that account would be less than $25; the partial withdrawal may not reduce the Specified Amount (the dollar amount of life insurance under the Policy as selected by the policy owner. It equals the initial specified amount shown on the Policy Specifications Page, minus any decreases made to the initial specified amount) of insurance under a policy owner’s Policy to less than the minimum Specified Amount under the Policy ($50,000); and the partial withdrawal will be subject to a processing fee equal to the lesser of $25 or 2% of the amount withdrawn. If any withdrawals are made, the death benefit will be less than it would have been if no withdrawals were made. The Specified Amount may also be reduced; specifically, a partial withdrawal may reduce a policy owner’s Specified Amount of insurance — by the amount by which the partial withdrawal exceeds the difference between (a) the death benefit provided under the Policy, and (b) the Specified Amount of insurance.

B.     Lapse and Reinstatement

1.        A Policy can lapse if the net cash surrender value is insufficient to pay the Policy charges. This can happen because a policy owner may have not paid enough premium, because the investment performance of the Variable Investment Options the policy owner has allocated premiums or policy value to has been poor, because of charges PIA deducts, because of withdrawals a policy owner may make, or because of a combination of these factors. PIA will notify the policy owner of how much additional premium the policy owner will need to pay to keep the Policy in force. The policy owner will have a 61 day grace period to make that payment.

2.        If, on a Monthly Anniversary (the day in each calendar month that is the same day of the month as the Policy Date) prior to the Maturity Date (the policy anniversary nearest the insured’s 121st birthday), the net cash surrender value is insufficient to cover the monthly deduction for the following policy month, (and the provisions of the No-Lapse Guarantee Rider are not satisfied), then a Grace Period of 61 days will be allowed for the payment of a premium sufficient to pay the monthly deduction for the Grace Period plus two additional months. Notice of the amount of premium required to be paid during the Grace Period to keep a Policy in force will be sent to the policy owner’s last known address and that of any assignee on record. If a policy owner does not pay at least the required amount by the end of the Grace Period, the Policy will terminate (i.e., lapse). All coverage under the Policy will then cease. If the policy owner dies after the end of the grace period, when the Policy has terminated, the beneficiary will not receive any death benefit.

3.        A lapsed Policy may be reinstated while the insured is alive within five years from the date of lapse. Reinstatement is conditional upon evidence of insurability. The effective date of a reinstatement, which must be during the life of the insured, will be the date of approval of the application for reinstatement. A policy owner will have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements. The minimum amount of premium to be paid on reinstatement is equal to an amount necessary to make the net cash surrender value positive plus the monthly deductions for the two policy months following the reinstatement date, or the amount necessary to satisfy the provisions of the No-Lapse Guarantee Rider at the date of reinstatement and for two policy months following the reinstatement date (if applicable). Policy debt (any outstanding policy loan, including interest) which existed at the end of the Grace Period must either be repaid or reinstated. Following reinstatement, the No-Lapse Guarantee Rider is also reinstated. Any other supplemental riders attached to the Policy prior to lapse may be reinstated.

A.     Payment of Death Benefit

Provided the Policy is in force at the time of death of the insured, PIA will pay the death benefit, less the amount of any outstanding loan, to the beneficiary. The policy owner may elect to receive the death benefits from the Policy as a single sum or under a payment option, in either case, proceeds will generally be paid within seven days after receipt of satisfactory proof of death. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements.

B.     Policy Loans

1.    A policy owner may borrow up to up to 95% of the cash surrender value. The minimum amount that can be borrowed is $250. Outstanding Policy loans reduce the amount of the loan value. If a policy owner takes a loan, the policy value will be transferred from the Variable Investment Options or the Fixed Account Options into the policy loan account. Interest on loans will be charged at a fixed loan interest rate of 6% and is payable at the end of each policy year. The policy owner may repay all or part of a loan at any time.

2.    The larger a Policy loan becomes relative to the Policy’s cash surrender value, the greater the risk that the Policy’s net cash surrender value will not be sufficient to support the Policy’s charges and expenses, including any loan interest due, and the greater the risk of the Policy lapsing. Any loan interest payable on a policy anniversary that a policy owner does not pay will become part of the outstanding Policy loan principal and will also accrue interest.

3.    A loan, repaid or not, has a permanent effect on the policy value. The effect could be favorable if the Variable Investment Options earn less than the interest rate credited on the Policy Loan Account, or unfavorable, if the Investment Options earn more. The longer a loan is outstanding, the greater the effect on the net cash surrender value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the death benefit proceeds that might otherwise be paid.

4.    Unless the Policy qualifies as a modified endowment contract, policy loans are not taxable. However, if loans taken, including unpaid loan interest, exceed the premiums paid, a Policy surrender or lapse will result in a taxable event. If a Policy is a modified endowment contract, a loan may result in taxable income and penalty taxes.

E.    Additional Benefits Through Riders

PIA offers additional benefits under the Policy through optional riders (an additional charge applies to some of these riders) such as an Accidental Death Benefit Rider, Children’s Term Insurance Rider, Disability Waiver of Monthly Deduction Rider, Accelerated Death Benefit Rider, and Chronic Illness Accelerated Benefit Rider (and the No-Lapse Guarantee Rider). If any of these riders are added, any applicable monthly charges for certain of the supplemental riders will be deducted from the policy value as part of the monthly deduction. Specific information concerning the operation of each of these riders is contained in the prospectus and in the rider form.